SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

20 November 2012

AVIVA APPOINTS MARK WILSON AS CHIEF EXECUTIVE OFFICER

Aviva plc ("Aviva" or the "Company") today announces that Mark Wilson will join the Board of the Company on 1st December 2012 and become Chief Executive Officer effective  1st January 2013.

John McFarlane, Chairman of Aviva, who has been acting in an executive capacity pending the appointment of a CEO, will become non-executive Chairman on 1st January 2013.

Mark was Chief Executive Officer and President of AIA Group, one of the world's leading insurance companies. During his tenure at AIA, between 2006 and 2010, he transformed AIA with the company emerging as a strong and more valuable independent business. Against the backdrop of the global financial crisis, he generated significant shareholder value and prepared the company for IPO, increasing its value to $36 billion at the time of listing. AIA today has a market capitalisation in excess of $46 billion.

Mark has over twenty-five years' experience in the insurance industry across life and general insurance as well as asset management in both mature and emerging markets. Since leaving AIA, Mark has been involved in private equity with Blackstone and other private equity firms.

John McFarlane, Chairman of Aviva, said:

"I am delighted we have secured Mark for Aviva. His leadership credentials are incredibly strong. He has an outstanding track record of leading a major insurer, of transforming its performance and culture, of implementing a growth agenda and of producing significant shareholder value, all of which are essential for Aviva's success going forward.

"Mark has operated in both developed and emerging markets. At AIA, Mark faced similar challenges to Aviva today. He navigated the company through the global financial crisis, narrowed the focus of the company, sold non-core businesses, turned round non-performing segments, and reduced risks and costs. From that foundation he implemented a successful revenue growth strategy.

"His appointment follows a comprehensive global search process which produced a shortlist of exceptional internal and external candidates.

"The decision to appoint Mark was unanimous and I am confident he will not only execute the initial agenda currently in progress, but also steer the group forward successfully over the medium term.

"Mark inherits a professional management team at Aviva which has over the past few months generated new momentum. I would particularly like to take this opportunity of thanking Pat Regan and the other members of the team for this achievement and the support that they have given me."

Mark Wilson said:

"It is a privilege to lead Aviva, an organisation with such a rich legacy and pedigree and many talented and dedicated people. It is acknowledged that over recent years the Company has not performed to its potential. The Chairman, John McFarlane, and the Board have articulated the first stage of the strategy that addresses the immediate issues and I look forward to continue working closely with the Board on these priorities.  The Company will initially be judged on the execution of that strategy and I intend to pursue the execution with rigour and focus.

"My first task will be to listen to Aviva's stakeholders, including  customers, shareholders, staff and regulators and ascertain the key concerns and opportunities that face the business.  There is substantial work to do. I am looking forward to taking up this appointment and excited about the future prospects for Aviva."

Enquiries:

Media
Nigel Prideaux             +44 (0)20 7662 0215
Andrew Reid               +44 (0)20 7662 3131

Analysts
Charles Barrows         +44 (0)20 7662 8115

Compensation arrangements

Mark Wilson will receive a basic annual salary of £980,000. He will receive an annual bonus opportunity for 2013, that will pay up to a maximum of 150% of salary, subject to strict performance conditions and the requirement to defer two thirds of any award made into Aviva stock for a further three years.

Mr Wilson will be eligible for the grant of an award under Aviva's Long Term Incentive Plan for 2013 of 300% of basic salary. The long term incentive plan awards are made annually at the discretion of the Remuneration Committee up to a maximum of 350% of basic annual salary. Awards granted under the Long Term Incentive Plan vest after three years and only if specific shareholder return targets are met.

Mr Wilson will be required to build a shareholding in Aviva to the value of 200% of his basic salary and will be required to retain 50% of the net share releases from his deferred bonus and long term incentive awards until this requirement is met.

Mr Wilson will not receive any 'Buyout' compensation for previous reward arrangements. In addition Mr Wilson will receive the standard Aviva executive benefits package and assistance with relocation, details of which will be disclosed in the normal way.

John McFarlane elected not to receive any increase in fees for the duration that he has been performing the duties of executive Chairman and his fee will remained unchanged when he reverts to the role of non-executive Chairman on 1st January 2013.

Biographical information on Mark Wilson

Mark Wilson has extensive experience leading major international insurance companies, across life insurance, general insurance and asset management in mature and emerging markets.

Most recently Mark was Chief Executive Officer and President of AIA Group, the fifth largest insurance group in the world.

During his tenure at AIA between 2006 and 2010, Mark repositioned AIA to become the leading pan-Asian insurance company, improving its market valuation to $36 billion at IPO. AIA today has a market capitalisation in excess of $46 billion.

Mark successfully navigated AIA through the global financial crisis and prepared it  for IPO with the company emerging as a stronger and significantly more valuable independent entity.

He led the transformation strategy, Fast Forward, which rebranded all companies to AIA, broadened AIA's distribution to a multi-channel model, and delivered a new customer centric approach to service, across both life and general insurance.  Non-performing or capital intensive businesses were turned round or disposed of. The product portfolio was re-priced, solvency ratios improved and expenses substantially reduced to be redirected into transformational growth initiatives.  He also led the transformation of AIA's culture by removing silos and embedding a consistent set of values and approach across the company.

Prior to AIA, Mark was CEO of AXA China Region Limited, AXA's Hong Kong business, between 2003 and 2006 with a brief to invigorate a mature business with a flagging market position. Mark was responsible for a significant improvement in the business's financial returns, expanding distribution and increasing operating profit. He also integrated the aquired MLC businesses into AXA, adding immediate value by substantially reducing operating costs.

Prior to that from 2001 to 2003, Mark was CEO of AXA Asia Pacific Holdings Limited, AXA's South East Asian business, leading AXA's presence in five countries. In this role he developed and executed an acquisition of Bank Mandiri's Indonesian insurance subsidiary to form an insurance JV with the bank which generated substantial shareholder value over five years and enabled AXA to become a leader in the fast growing Indonesian market.

For the first twelve years of his career, between 1987 and 1999, Mark held a number of roles at National Mutual in New Zealand and Australia, where he progressed through many of the major business functions, gaining a deep and broad knowledge of the businesses in these mature markets.

A New Zealander, Mark (46) has a Bachelor of Management Studies from the University of Waikato.  He is married with three children and his interests include fitness, sport, music and fishing.

  Notes to editors:

• In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Mark Wilson.

•Mark Wilson was previously Group Chief Executive Officer & President, AIA Group Limited.

•At the date of this announcement, Mark Wilson has no beneficial interests in ordinary shares of Aviva.

•Mark Wilson's appointment has been approved by the Financial Services Authority.

• Aviva provides 43 million customers with insurance, savings and investment products.

•We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

•The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• A photograph of Mark Wilson is available at www.aviva.com/media/images-and-logos/

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 November, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary